Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ascentage Pharma Group International, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

PROPOSED GRANTING OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES;

PROPOSED AMENDMENTS TO THE MEMORANDUM AND

ARTICLES OF ASSOCIATION AND PROPOSED ADOPTION OF

THE THIRD AMENDED AND RESTATED MEMORANDUM AND

ARTICLES OF ASSOCIATION; AND

NOTICE OF ANNUAL GENERAL MEETING

 Capitalized terms used in this cover shall have the same meanings as those defined in this circular.

A notice convening the annual general meeting of Ascentage Pharma Group International to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. is set out on pages 54 to 59 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com).

Whether or not you are able to attend the annual general meeting, please complete and sign the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the annual general meeting (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the annual general meeting if they so wish. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

References to time and dates in this circular are to Hong Kong time and dates.

April 28, 2026

CONTENTS

		Page
Definitions		1
Letter from the Board
1.	Introduction	6
2.	Proposed Re-election of Retiring Directors	6
3.	Re-appointment of Auditor	7
4.	Proposed Granting of General Mandate to Issue Shares	7
5.	Proposed Granting of General Mandate to Repurchase Shares	8
6.	Proposed Amendments to the Memorandum and Articles of Association	8
7.	Closure of Register of Members	8
8.	Annual General Meeting and Proxy Arrangement	9
9.	Responsibility Statement	9
10.	Recommendation	10
11.	Additional Information	10
Appendix I –	Details of the Retiring Directors Proposed to be Re-elected at the Annual General Meeting	12
Appendix II –	Explanatory Statement on the Repurchase Mandate	15
Appendix III–	Proposed Amendments to the Memorandum and Articles of Association and Proposed Adoption of the Third Amended and Restated Memorandum and Articles of Association	18
Notice of Annual General Meeting		54

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2021 RSU Scheme”	the restricted share unit scheme approved by the Board on February 2, 2021 (as amended on May 19, 2025)

“2022 RSU Scheme”	the restricted share unit scheme approved by the Board on June 23, 2022 (as amended on May 19, 2025)

“AGM”	the annual general meeting of the Company to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of AGM which is set out on pages 54 to 59 of this circular, or any adjournment thereof

“Articles of Association”	the amended and restated articles of association of the Company (as amended from time to time)

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“China” or “the PRC”	the People’s Republic of China which, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Company”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6855)

“Concert Party Confirmation Deed”	the concert party confirmation deed dated August 11, 2018 executed by Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai and the Dr. Zhai SPV, to, agree and acknowledge, among other things, that they are parties acting in concert in relation to our Group since December 5, 2016 and will continue to act in concert after the Listing

“Director(s)”	the director(s) of the Company

DEFINITIONS

“Dr. Guo”	Dr. Guo Edward Ming, our chief operating officer and a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, our non-executive Director and a Substantial Shareholder

“Dr. Yang”	Dr. Yang Dajun, our executive Director, chairman, chief executive officer, a Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, our chief medical officer, a Substantial Shareholder, and spouse of Dr. Yang

“Dr. Zhai SPV”	HealthQuest Pharma Limited, a company incorporated in British Virgin Islands with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Zhai Family Trust), a Substantial Shareholder

“Founders Family Trusts”	Yang Family Trust, Wang Family Trust and Guo Family Trust

“Group”	the Company and its subsidiaries from time to time

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Issuance Mandate”	a general unconditional mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 5 of the notice of AGM as set out on pages 54 to 59 of this circular

“Latest Practicable Date”	April 27, 2026, being the latest practicable date prior to the finalization of this circular for ascertaining certain information in this circular

DEFINITIONS

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange

“Listing Date”	October 28, 2019, being the date on which the Shares are listed on the Main Board of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum and Articles of Association”	the memorandum and articles of association of the Company, as amended and restated from time to time

“Nomination Committee”	the nomination committee of the Company

“Post-IPO Share Option Scheme”	the post-IPO share option scheme approved by the Board on September 28, 2019 (as amended on May 19, 2025)

“Pre-IPO Share Option Scheme”	the pre-IPO share option scheme adopted by the Company on July 13, 2018, the details of which are set out in “Appendix IV – Statutory and General Information – D. Employee Incentive Schemes – 1. Pre-IPO Share Option Scheme” in the Prospectus

“Proposed Amendments”	the proposed amendments to the existing Memorandum and Articles of Association as set out in Appendix III to this circular

“Prospectus” “Repurchase Mandate”	the prospectus of the Company dated October 16, 2019 a general unconditional mandate proposed to be granted to the Directors to repurchase Shares on the Stock Exchange of not exceeding 10% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in items 6 and 7 of the notice of AGM as set out on pages 54 to 59 of this circular

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of US$0.0001 each in the issued capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

DEFINITIONS

“South Dakota Trust	South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Substantial Shareholder(s)”	has the meaning ascribed to it/them under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Wang, Dr. Zhai, Dr. Guo, and Dr. Zhai SPV

“Takeovers Code”	The Code on Takeovers and Mergers as amended from time to time

“Third Amended and Restated Memorandum and Articles of Association”	the third amended and restated memorandum of association and the third amended and restated articles of association of the Company incorporating all the Proposed Amendments to be considered and approved for adoption by the Shareholders at the AGM;

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“Zhai Family Trust”	Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr. Zhai as settlor for the benefits of Dr. Zhai’s family members, of which South Dakota Trust is a trustee

“%”	per cent

LETTER FROM THE BOARD

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Executive Director:

Dr. Yang Dajun

Non-executive Directors:

Dr. Wang Shaomeng

Dr. Lu Simon Dazhong

Independent non-executive Directors:

Mr. Ye Changqing

Mr. Ren Wei

Dr. David Sidransky

Ms. Marina S. Bozilenko

Dr. Debra Yu

Marc E. Lippman, MD

Registered Office:

Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands

Headquarters and Principal Place of Business in China:

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

Principal Place of Business in Hong Kong:

Unit 906, 9/F.

Haleson Building

1 Jubliee Street

Central Hong Kong

April 28, 2026

To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF RETIRING DIRECTORS;

PROPOSED GRANTING OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES;

PROPOSED AMENDMENTS TO THE MEMORANDUM AND

ARTICLES OF ASSOCIATION AND PROPOSED ADOPTION OF

THE THIRD AMENDED AND RESTATED MEMORANDUM AND

ARTICLES OF ASSOCIATION;

AND

NOTICE OF ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of certain resolutions to be proposed, and if thought fit, to be approved at the AGM in respect of (i) the proposed re-election of retiring Directors; (ii) the proposed granting of the Issuance Mandate; (iii) the proposed granting of the Repurchase Mandate; and (iv) the proposed amendments to the Memorandum and Articles of Association and proposed adoption of the Third Amended and Restated Memorandum and Articles of Association.

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with article 108(a) of the Articles of Association, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong and Dr. David Sidransky will retire by rotation and being eligible, will offer themselves for re-election at the AGM.

In identifying suitable candidates for independent non-executive Director, the Nomination Committee shall consider candidates on merit and against the objective criteria, with due regard for the benefits of diversity on the Board made pursuant to the Corporate Governance Code as contained in Appendix C1 to the Listing Rules. The factors considered by the Nomination Committee in assessing the suitability of a proposed candidate for independent non-executive Director include: (i) reputation for integrity; (ii) accomplishment and professional knowledge and industry experience which may be relevant to the Group; (iii) commitment in respect of available time, interest and attention to the businesses of the Group; (iv) perspectives, skills and experience that the individual can bring to the Board; (v) diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service; (vi) Board succession planning considerations and long term objectives of the Group; and (vii) the independence of such candidate with reference to, among other things, the requirements as set out in Rule 3.13 of the Listing Rules.

The Nomination Committee had assessed and reviewed the written confirmation of independence of Dr. David Sidransky based on the independence criteria as set out in Rule 3.13 of the Listing Rules and is satisfied that Dr. David Sidransky remains independent in accordance with Rule 3.13 of the Listing Rules. The Nomination Committee also took into account the diversity aspects in respect of the re-election of Dr. David Sidransky, with due regard for the benefits of diversity on the Board. In particular, Dr. David Sidransky is a leading expert and pioneer in the molecular genetic detection of cancer and best known for research in biomarkers for early detection and therapy. Having considered the background and past experience of Dr. David Sidransky as mentioned above and as set out in Appendix I of this circular, the Nomination Committee is of the view that he is an appropriate candidate to stand for election and his appointment would further enhance the Board’s diversity and performance.

LETTER FROM THE BOARD

The Nomination Committee is also of the view that each of Dr. Wang Shaomeng, Dr. Lu Simon Dazhong and Dr. David Sidransky has provided valuable contributions to the Company and has demonstrated their abilities to provide independent, balanced and objective view to the Company’s affairs supported by their own perspectives, skills and experience.

Dr. David Sidransky, being the chairman of the Nomination Committee, has abstained from voting on the resolution of the Nomination Committee in connection with his own nomination when it is considered.

Details of the retiring Directors proposed to be re-elected are set out in Appendix I to this circular.

3.	RE-APPOINTMENT OF AUDITOR

The Board, on the recommendation of the audit committee of the Board, resolved to propose the re-appointment of Ernst & Young as the auditor for 2026 financial statement of the Company. The estimated total remuneration of the auditor for the 2026 annual audit is expected to be approximately RMB5.1 million, the estimate has taken into account amongst others, the historic fees of the auditor, the expected audit-scope and resources required to be committed by the auditor given the Company’s business, and remains subject to the mutual agreement of the actual audit fees between the auditor and the Company. Subject to the authorization by the Shareholders in the 2026 AGM, the Board of the Company will be authorized to fix the remuneration of the Auditor. Details of the re-appointment of auditor are set out in the proposed ordinary resolution contained in item 4 of the notice of AGM.

4.	PROPOSED GRANTING OF GENERAL MANDATE TO ISSUE SHARES

The current general mandate granted to the Directors to issue Shares pursuant to the ordinary resolution passed at the annual general meeting held on May 20, 2025 will lapse at the conclusion of the AGM. In order to give the Company the flexibility to issue Shares if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Issuance Mandate to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 5 of the notice of AGM as set out on pages 54 to 59 of this circular (i.e. a total of 373,344,750 Shares on the basis that no further Shares are issued or repurchased before the AGM). An ordinary resolution to extend the Issuance Mandate by adding the number of Shares repurchased by the Company pursuant to the Repurchase Mandate will also be proposed at the AGM.

The Directors wish to state that they have no immediate plan to issue any new Shares pursuant to the Issuance Mandate.

LETTER FROM THE BOARD

5.	PROPOSED GRANTING OF GENERAL MANDATE TO REPURCHASE SHARES

The current general mandate granted to the Directors to repurchase Shares pursuant to the ordinary resolution passed at the annual general meeting held on May 20, 2025 will lapse at the conclusion of the AGM. In order to give the Company the flexibility to repurchase Shares if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange of not more than 10% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 6 of the notice of AGM as set out on pages 54 to 59 of this circular (i.e. a total of 37,333,475 Shares on the basis that no further Shares are issued or repurchased before the AGM).

The Directors wish to state that they have no immediate plan to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Repurchase Mandate is set out in Appendix II to this circular.

6.	PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION AND PROPOSED ADOPTION OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board proposes to amend the existing Memorandum and Articles of Association by adopting the Third Amended and Restated Memorandum and Articles of Association to allow (but not require) general meetings to be convened and held as hybrid or electronic meetings, and provide electronic voting (the “Proposed Amendment”).

For details of the Proposed Amendments, please refer to Appendix III to this circular. The Proposed Amendments and the proposed adoption of the Third Amended and Restated Memorandum and Articles of Association incorporating the Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the AGM, and will respectively become effective with effect from the close of the AGM.

7.	CLOSURE OF REGISTER OF MEMBERS

For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 15, 2026 to May 20, 2026, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 14, 2026.

LETTER FROM THE BOARD

8.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of AGM is set out on pages 54 to 59 of this circular.

Pursuant to the Listing Rules and the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands. An announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules.

A form of proxy for use at the AGM is enclosed with this circular and such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, save as disclosed above, no Shareholder is required to abstain from voting at the AGM. Separately, holders of treasury Shares (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

10.	RECOMMENDATION

The Directors consider that (i) the proposed re-election of retiring Directors; (ii) the proposed granting of the Issuance Mandate; and (iii) the proposed granting of the Repurchase Mandate; and (iv) the Proposed Amendment to the Memorandum and Articles of Association are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favor of all resolutions to be proposed at the AGM.

11.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the AGM.

DR. WANG SHAOMENG, NON-EXECUTIVE DIRECTOR

Wang Shaomeng (王少萌) (“Dr.Wang”), Ph.D., aged 62, was appointed as a Director on November 17, 2017 and was re-designated as non-executive Director on August 15, 2018. For positions with other members of the Group, Dr. Wang is the director of Ascentage International. Dr. Wang is the co-founder of Ascentage Pharma HK and has been appointed as its chairman of scientific advisory board since 2010.

Dr. Wang served as an assistant professor from 1996 to 2000 and as associate professor from 2000 to 2001 at the Georgetown University Medical Center. Dr. Wang joined the University of Michigan in July 2001 as a tenured faculty and is currently a Warner- Lambert/Parke Davis Professor in Medicine at the University of Michigan, Ann Arbor, where he also serves as director of the Michigan Center for Therapeutic Innovation. Dr. Wang served as the editor-in-chief for the Journal of Medicinal Chemistry, American Chemical Society from 2011 to 2020.

Dr. Wang obtained his Bachelor’s degree in Chemistry from Peking University (北京大學) in July 1986. He received his Ph.D. degree in Chemistry from Case Western Reserve University in the United States in January 1993.

Dr. Wang entered into a letter of appointment with the Company for a term of three years commencing from 28 October 2019, unless terminated by either party before expiry of the existing term pursuant to the said letter of appointment, and is subject to retirement by rotation in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Wang was a party to the Concert Party Confirmation Deed. Accordingly, Dr. Wang was deemed to be interested in 60,998,117 Shares representing 16.34% of the issued share capital of the Company under the SFO.

Under the letter of appointment entered into between Dr. Wang and the Company, Dr. Wang did not receive any emolument as a Director but a consultancy fee of USD150,000 per annum as a chairman of the scientific advisory board under the consultancy agreement with the Company.

Save as disclosed above, Dr. Wang (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling Shareholders; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

DR. LU SIMON DAZHONG, NON-EXECUTIVE DIRECTOR

LU Simon Dazhong (呂大忠) (“Dr. Lu”) Ph.D., aged 57, was appointed as Director on July 6, 2018 and was re-designated as non-executive Director on August 15, 2018.

Dr. Lu has more than 24 years of experience in the investment and consulting business. Between 1999 and 2002, Dr. Lu worked in a number of financial institutions, including China International Capital Corporation Limited (中國國際金融股份有限公司), an investment bank based in the PRC. From September 2002 to December 2007, Dr. Lu served as the investment manager and partner of Shanghai Newmargin Ventures (上海聯創投資管理公司), a venture capital management company based in the PRC. Between 2008 and 2009, Dr. Lu worked at CEL Partners, a private equity firm that focuses on buy-outs, acquisitions and mergers. Since August 2009, Dr. Lu served as the managing director and partner of SDIC Fund Management Company Ltd., a PRC-based private equity fund manager.

Dr. Lu graduated with a Bachelor’s degree in Economics from Nankai University (南開大學) in June 1991. He received his Master’s degree in Business Administration from McGill University in Canada in June 1999, and Ph.D. in Economics from Nankai University in June 2010.

Dr. Lu has been a director of a number of companies engaged in the pharmaceutical sector. Dr. Lu was a director of Innovent between 2016 and 2018 prior to its listing on the Stock Exchange. Since September 2018 to April 2024, Dr. Lu was a director of BrightGene Bio-Medical (Suzhou) Co., Ltd. (博瑞生物醫藥(蘇州)股份有限公司) (a company which shares are listed on the Shanghai Stock Exchange, stock code: 688166). As at the date of this circular, he served as a director of Dizal (Jiangsu) Pharma Co., Ltd. (迪哲(江蘇)醫藥有限公司) whose pipeline targets include NSCLC (non-small-cell lung carcinoma), autoimmune disease, solid and liquid tumours, solid tumour, CKD (chronic kidney disease) and infectious diseases of the respiratory tract (呼吸道感染).

Dr. Lu entered into a letter of appointment with the Company for a term of three years commencing from 28 October 2019, unless terminated by either party before expiry of the existing term pursuant to the said letter of appointment, and is subject to retirement by rotation in accordance with the Articles of Association.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

As at the Latest Practicable Date, pursuant to the Pre-IPO Share Option Scheme, Post-IPO Share Option Scheme and the 2022 RSU Scheme. Dr. Lu is interested in 41,457 share option under the Pre-IPO Share Option Scheme. On November 26, 2025, Dr. Lu was granted 17,965 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 27,965 shares. As at December 31, 2025, 27,965 RSUs granted under the 2022 RSU scheme remain unvested.

Dr. Lu did not receive any emolument from the Company, but the expenses incurred in connection with his discharge of duties as Director were borne by the Company.

Save as disclosed above, Dr. Lu (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

DR. DAVID SIDRANSKY, INDEPENDENT NON-EXECUTIVE DIRECTOR

Dr. David Sidransky (“Dr. Sidransky”), M.D., aged 65, was appointed as an independent non-executive Director on March 31, 2021, and as the lead independent non-executive Director on December 26, 2025. Dr. Sidransky is the chairman of the Nomination Committee and a member of the Research and Development Committee.

Dr. Sidransky currently serves as professor in otolaryngology, professor in cellular and molecular medicine, and professor in urology and genetics of The Johns Hopkins University. Dr. Sidransky also currently serves as professor in oncology at the Johns Hopkins Oncology Center.

From 1984 to 1988, Dr. Sidransky attended the Baylor College of Medicine in the U.S. and earned his MD degree and then continued as an intern and resident in internal medicine, and chief resident in internal medicine until June 1988. Dr. Sidransky completed a fellowship in Oncology at The Johns Hopkins University and Hospital from July 1988 to June 1992 and was then appointed as faculty in July 1992.

Dr. Sidransky graduated with a Bachelor of Science degree in Chemistry from the Brandeis University in the U.S. in June 1981. Dr. Sidransky is a current member of the American Association of Cancer Research (“AACR”) and the American Society of Clinical Oncology. He was a member of certain working groups under the National Cancer Institute, including the Development Diagnostics Working Group and the Cancer Prevention and Control Working Group. Dr. Sidransky has also received certifications from the American Board of Internal Medicine and the American Board of Medical Oncology.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

In addition, Dr. Sidransky served on the National Board of Scientific Advisors of the National Cancer Institute. He is a founder of Champions Oncology, Inc. (NASDAQ: CSBR) and currently Lead Board Director. He is on the Board of Directors of Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD). He is also Chairman of the Medical Advisory Board of the Flight Attendants Medical Research Foundation and the Adenocystic Carcinoma Research.

Dr. Sidransky has received numerous honors, such as the Israel Cancer Research Fund Osserman Award, the AACRRichard and Hinda Rosenthal Foundation Award, the Toby Comet Award Bar Ilan University and the AACR Team Award Theme Circulating DNA and elected as a fellow of the AACR in 2025. As of the date of this circular, he is the author of over 600 articles published in professional journals, the author of 45 book chapters, reviews and commentaries, and the inventor of 28 patents.

Dr. Sidransky entered into a letter of appointment with the Company for a term of three years commencing from May 10, 2021 and automatically renewable for successive terms of three years upon each expiry, unless terminated by either party, and is subject to retirement by rotation in accordance with the Articles of Association. Dr. Sidransky receives remuneration comprising US$60,000 in cash per annum subject to the said letter of appointment. Pursuant to the 2021 RSU Scheme, Post-IPO Share Option Scheme and the 2022 RSU Scheme. Dr. Sidransky is interested in RSUs granted to him under the 2021 RSU Scheme entitling him to receive 10,641 shares. As at December 31, 2025, all RSUs under the 2021 RSU Scheme remain unvested. On November 26, 2025, Dr. Sidransky was granted 28,850 options under the Post-IPO Share Option Scheme, and RSUs under the 2022 RSU Scheme entitling him to 18,850 shares. As at December 31, 2025, 28,850 RSUs granted under the 2022 RSU scheme remain unvested.

Such remuneration was recommended by the remuneration committee of the Company and approved by the Board with reference to, among other things, (a) his duties and responsibilities within the Company; (b) the prevailing market conditions; and (c) the continuous expansion of the business scale and continuously heightening requirements on corporate governance of the Company over recent years.

Save as disclosed above, Dr. Sidransky (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling Shareholders; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE BUY-BACK MANDATE

The following is an explanatory statement required by Rule 10.06(b) of the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 373,334,750 Shares and the Company did not hold any Treasury Shares.

Subject to the passing of the ordinary resolution set out in item 5 of the notice of AGM in respect of the granting of the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, i.e. being 373,334,750 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, a total of 37,333,475 Shares, representing 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the AGM.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Repurchase Mandate is in the best interests of the Company and its Shareholders as a whole.

Repurchases of the Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders as a whole.

Following the amended Listing Rules relating to Treasury Shares came effect from 11 June 2024, if the Company repurchases Shares pursuant to the Repurchase Mandate, the Company may cancel any repurchased Shares and/or hold them as Treasury Shares subject to market conditions and its capital management needs at the relevant time of the repurchases.

3.	FUNDING OF SHARE REPURCHASE

In repurchasing Shares, the company may only apply funds legally available for such purpose in accordance with the Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

The Directors propose that the buyback of Shares under the proposed Share Buy-back Mandate would be financed from the Company’s internal resources.

4.	IMPACT OF SHARE REPURCHASE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE BUY-BACK MANDATE

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have been traded on the Main Board of the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

Month	Highest HK$	Lowest HK$
2025
April	52.65	31.35
May	53.20	42.40
June	81.30	47.10
July	86.70	70.00
August	95.35	70.50
September	84.30	71.20
October	79.30	63.95
November	69.35	60.20
December	65.00	50.15
2026
January	57.80	47.60
February	49.98	44.92
March	47.80	40.54
April (up to and including the Latest Practicable Date)	47.38	46.00

6.	GENERAL

To the best of the knowledge of the Directors and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to repurchase Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the proposed repurchase of Shares to be conducted under Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE BUY-BACK MANDATE

The Company may cancel such repurchased Shares or hold them as Treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any Treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

7.	TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

To the best knowledge and belief of the Directors, the Substantial Shareholders, namely Dr. Yang, Dr. Wang, Dr. Zhai, Dr. Guo and Dr. Zhai Spv are parties acting in concert pursuant to the Concert Party Confirmation Deed. As at the Latest Practicable Date, each of the Substantial Shareholders was taken to have an interest under the SFO in the same block of 60,998,117 Shares, representing 16.34% of the total issued share capital of the Company. In the event that the Directors exercise the proposed Repurchase Mandate in full, the shareholding of each of the Substantial Shareholders would be increased to approximately 18.15% of the total issued share capital of the Company.

The Directors are not aware of any consequences which may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code as a result of any repurchase of Shares made pursuant to the exercise of the Repurchase Mandate. The Directors have no intention to exercise the Repurchase Mandate to such an extent as may result in the public shareholding falling below the minimum public float requirement and will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

8.	SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

APPENDIX III	PROPOSED AMENDMENTS

The details of the Proposed Amendments are as follows:

The amendments to the Memorandum and Articles of Association are set forth as follows (shown with strikethrough to denote text to be deleted and underline to denote text to be added):

Clause provision before amendments	Clause provision after amendments

Memorandum 6 (newly added)

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

Memorandum 6 The liability of the members of the Company is limited.	Memorandum ~~67~~ The liability of the members of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

Memorandum 7

The authorised share capital of the Company is US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

Article ~~7~~ 8

The authorised share capital of the Company is US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

INTERPRETATION (newly added)

“Branch Register” means any branch register in respect of any category or categories of Shareholders of the Company established by the Company in accordance with the Companies Act;

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

“Companies Act” means the Companies Act (as ~~revised~~ amended) of the Cayman Islands ~~as amended from time to time and every other act, order regulation or other instrument having statutory effect (as amended from time to time) for the time being in force in the Cayman Islands applying to or affecting the Company, the Memorandum of Association and/or the Articles~~

~~of Association;~~

“electronic communication” means a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electromagnetic means in any form through any medium;
“electronic meeting” means a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities;

“hybrid meeting” means a general meeting held and conducted by (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and, where applicable, one or more other Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities.

“Meeting Location” and “Meeting Locations” have the meanings ascribed to them in Article 67.
“Ordinary Resolution” means a resolution as described in Article 1(e) of these Articles;	“Ordinary Resolution” means a resolution as described in Article ~~1(e)~~1(c)(ii) of these Articles;

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

“physical meeting” means a general meeting held and conducted by physical attendance and participation by Shareholders and/or proxies at the Principal Meeting Place and/or, where applicable, one or more other Meeting Locations.

“Principal Meeting Place” has the meaning ascribed to it in Article 76.

“Principal Register” means:

(a) where the Company has not established one or more Branch Registers pursuant to the Companies Act and these Articles, the register of Members of the Company required to be kept pursuant to the Companies Act; and

(b) where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Register” means the ~~principal register~~ Principal Register and any ~~branch register~~ Branch Register of Shareholders of the Company to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;

“Registration Office” means such place or places in the Relevant Territory or elsewhere where the Board from time to time determine to keep a ~~branch register of Shareholders of the Company in respect of that class of share capital~~ Branch Register and where (except in cases where the Board otherwise agrees) transfers ~~of~~ or other documents of title for the applicable Shares are to be lodged for registration and are to be registered;

“Seal” means the common seal of the Company ~~and any one or more facsimile seals from time to time of the Company for use in the Cayman Islands or in any place outside the Cayman Islands;~~

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
“Secretary” means ~~the person~~ any Person for the time being performing the duties of that office of the Company and includes any assistant, deputy, acting or temporary secretary;

“Share” means a share in the share capital of the Company and includes stock except where a distinction between stock and Shares is expressed or implied. All references to “Shares” herein shall be deemed to be Shares of any or all Classes or Series as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member” means the person who is duly registered in the Register as holder for the time being of any Share and includes persons who are jointly so registered;
“Special Resolution” means a resolution as described in Article ~~1(d)1(c)(i)~~ of these Articles;
“Subsidiary” has the meaning ascribed to it by Section 15 of the Companies Ordinance; ~~and~~
“Transfer Office” means the place where the ~~principal register of Shareholders~~ Principal Register is located for the time being.; and
“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

(iii) subject to the foregoing provisions of this Article, any words or expressions defined in the Companies Act (except any statutory modification thereof not in force when these Articles become binding on the Company) shall bear the same meaning in these Articles, save that “company” shall where the context permits include any company incorporated in the Cayman Islands or elsewhere; ~~and~~

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

(v) references to writing or similar expressions shall include printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Companies Act and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words in visible form, and including where the representation or reproduction takes the form of an electronic display, provided that, where applicable, both the mode of service of the relevant document or notice and any Shareholder’s election comply with the Companies Act and all other applicable laws, rules and regulations;

(vi) references to a document being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(vii) a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Shareholder, proxy or Director virtually attending and participating at a meeting by means of electronic facilities shall be deemed to be present and participating at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

(viii) references to a person’s participation in the business of a general meeting include, without limitation, and as relevant, the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(ix) references to a poll include, without limitation, a poll conducted using electronic facilities;
(x) references to a vote, votes, voting or votes cast include, without limitation, a vote, votes, voting or votes cast in each case using electronic facilities;

(xi) references to attendance, attend, attending and attended include, without limitation, virtual attendance, attend virtually, attending virtually and virtually attended in each case using electronic facilities;

(xii) references to any person being present or being present in person include, without limitation, such person being virtually present using electronic facilities;

(xiii) references to any person doing anything personally or being present personally include, without limitation, such person doing anything virtually using electronic facilities or being virtually present using electronic facilities;

(xiv) references to any person voting in person include, without limitation, any person voting using electronic facilities;
(xv) references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any
(xvi) references to any notice in writing include, without limitation, notices given by any electronic means or published on a website or websites; and

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
(xvii) where a Shareholder is a corporation, any reference in these Articles to a Shareholder shall include a duly authorised representative of such Shareholder.

(c) Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles. In addition, for the purposes of these Articles:

(c) at all times during the Relevant Period, a resolution shall be a Special Resolution when it has been passed by a majority of not less	(i) ~~(c) At~~ at all times during the Relevant Period, a resolution shall be a Special Resolution when it has been passed by a majority of not less
(d) A resolution shall be an Ordinary Resolution when it has been passed by a simple majority of such Shareholders as, being entitled so to do, vote in person or, where proxies are allowed, by proxy or, in the case of any Shareholder being a corporation, by its duly authorized representative at a general meeting held in accordance with these Articles and of which not less than 14 days’ notice has been duly given; and

(ii) ~~(d) A~~ a resolution shall be an Ordinary Resolution when it has been passed by a simple majority of such Shareholders as, being entitled so to do, vote in person or, where proxies are allowed, by proxy or, in the case of any Shareholder being a corporation, by its duly authorized representative at a general meeting held in accordance with these Articles and of which not less than 14 days’ notice has been duly given; and

(e) A resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purpose of these Articles, be treated as an Ordinary Resolution duly passed at a general meeting of the Company duly convened and held and, where relevant as a Special Resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last person to sign, and where the resolution states a date as being the date of his signature thereof by any Shareholder the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, and signed by one or more relevant

Shareholders.

(iii) ~~(e) A~~a resolution in writing signed (in such manner as to indicate, expressly or impliedly, unconditional approval) by or on behalf of all Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall, for the purpose of these Articles, be treated as an Ordinary Resolution duly passed at a general meeting of the Company duly convened and held and, where relevant as a Special Resolution so passed. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last person to sign, and where the resolution states a date as being the date of his signature thereof by any Shareholder the statement shall be prima facie evidence that it was signed by him on that date. Such a resolution may consist of several documents in the like form, and signed by one or more relevant Shareholders.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
(f) A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.	(d) ~~(f)~~ A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

(e) Section 8 and Section 19 of the Electronic Transactions Act (as amended) of the Cayman Islands shall not apply to these Articles to the extent such impose obligations or requirements in addition to those set out in these Articles.

Article 3

Without and without prejudice to any special rights or restrictions for the time being attaching to any Shares or any class of Shares including preference Shares, any Share may be issued upon such terms and conditions and with such preferred, deferred or other qualified or special rights, or such restrictions, whether in regard to Dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any Share may be issued on the terms that it is liable to be redeemed upon the happening of a specified event or upon a given date and either at the option of the Company, or at the option of the holder. No Shares shall be issued to bearer.

Article 3

~~Without~~ Subject to the Listing Rules and without prejudice to any special rights or restrictions for the time being attaching to any Shares or any class of Shares including preference Shares, any Share may be issued upon such terms and conditions and with such preferred, deferred or other qualified or special rights, or such restrictions, whether in regard to Dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any Share may be issued on the terms that it is liable to be redeemed upon the happening of a specified event or upon a given date and either at the option of the Company, or at the option of the holder. No Shares shall be issued to bearer.

Article 4

The Board may issue warrants to subscribe for any class of Shares or other securities of the Company, which warrants may be issued on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate.

Article 4

~~The~~ Subject to the Listing Rules, the Board may issue warrants to subscribe for any class of Shares or other securities of the Company, which warrants may be issued on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such replacement certificate.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 5

(a) If at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the Shares of that class) may, subject to the provisions of the Companies Act, be varied or abrogated either with the consent in writing of not less than three fourths of the voting rights of the holders of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum (other than adjourned meeting) shall be not less than persons holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or representing by proxy holding one-third of the issued Shares of that class, that the quorum for any meeting adjourned for want of quorum shall be two Shareholders present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy (whatever the number of Shares held by them) and that any holder of Shares of the class present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll.

Article 5

(a) If at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for by the terms of issue of the Shares of that class) may, subject to the provisions of the Companies Act, be varied or abrogated either with the consent in writing of not less than three fourths of the voting rights of the holders of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum ~~(other than at an adjourned meeting)~~ shall be not less than persons holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or representing by proxy holding one-third of the issued Shares of that clas~~s, that the quorum for any meeting adjourned for want of quorum shall be two Shareholders present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy (whatever the number of Shares held by them) and~~ that any holder of Shares of the class present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll.

Article 11

(a) All unissued Shares and other securities of the Company shall be at the disposal of the Board and it may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms (subject to Article 99) as it in its absolute discretion thinks fit, but so that no Shares shall be issued at a discount. The Board shall, as regards any offer or allotment of Shares, comply with the provisions of the Companies Act, if and so far as such provisions may be applicable thereto.

Article 11

(a) All unissued Shares and other securities of the Company shall be at the disposal of the Board and it may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms (subject to Article ~~99~~) as it in its absolute discretion thinks fit, but so that no Shares shall be issued at a discount. The Board shall, as regards any offer or allotment of Shares, comply with the provisions of the Companies Act, if and so far as such provisions may be applicable thereto.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
Article 13 (a) increase its share capital as provided by Article 77;	Article 13 (a) increase its share capital as provided by Article ~~7~~7;

Article 17

(b) Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a principal or branch register of Shareholders at such location as the Board thinks fit and, during the Relevant Period, the Company shall keep its principal or a branch register of Shareholders in Hong Kong.

Article 17

(b) Subject to the provisions of the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a ~~principal or branch register of Shareholders~~ Principal Register or Branch Register at such location as the Board thinks fit and, during the Relevant Period, the Company shall keep its ~~principal or a branch register of Shareholders~~ Principal Register or Branch Register in Hong Kong.

Article 17

(c) During the Relevant Period (except when the Register is closed (on terms equivalent to section 632 of the Companies Ordinance), any Shareholder may inspect during business hours any Register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if the Company were incorporated under and were subject to the Companies Ordinance.

Article 17

(c) During the Relevant Period (except when the Register is closed (on terms equivalent to section 632 of the Companies Ordinance) as at the date of the adoption of these Articles (or its equivalent provisions from time to time), any Shareholder may inspect during business hours any Register maintained in Hong Kong without charge and require the provision to him of copies or extracts thereof in all respects as if the Company were incorporated under and were subject to the Companies Ordinance.

Article 28 A copy of the notice referred to in Article 27 shall be sent to relevant Shareholders in the manner in which notices may be sent to Shareholders by the Company as herein provided.	Article 28 A copy of the notice referred to in Article ~~2727~~ shall be sent to relevant Shareholders in the manner in which notices may be sent to Shareholders by the Company as herein provided.

Article 29

In addition to the giving of notice in accordance with Article 28, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the relevant Shareholders by notice to be inserted at least once in the Newspapers.

Article 29

In addition to the giving of notice in accordance with Article ~~2828~~, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the relevant Shareholders by notice to be inserted at least once in the Newspapers.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
(a) The Board may, in its absolute discretion at any time and from time to time, remove any Share on the principal Register to any branch Register or any Share on any branch Register to the principal Register or any other ~~branch~~ Register.

Article 41

(a) The Board may, in its absolute discretion at any time and from time to time, remove any Share on the ~~principal~~ Principal Register to any ~~branch~~ Branch Register or any Share on any branch Register to the ~~principal~~ Principal Register or any other ~~branch~~ Branch Register.

(b) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold) no Shares on the principal Register shall be removed to any branch Register nor shall Shares on any branch Register be removed to the principal Register or any other branch Register and all removals and other documents of title relating to or affecting the title to any share or other securities of the Company shall be lodged for registration, and be registered, in the case of any Shares on a branch Register, at the relevant Registration Office, and, in the case of any Shares on the principal Register, at the Transfer Office.

(b) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time stipulate, and which agreement it shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold) no Shares on the ~~principal~~ Principal Register shall be removed to any ~~branch~~ Branch Register nor shall Shares on any ~~branch~~ Branch Register be removed to the ~~principal~~ Principal Register or any other ~~branch~~ Branch Register and all removals and other documents of title relating to or affecting the title to any share or other securities of the Company shall be lodged for registration, and be registered, in the case of any Shares on a ~~branch~~ Branch Register, at the relevant Registration Office, and, in the case of any Shares on the ~~principal Principal Register, at the Transfer Office.~~

(c) Notwithstanding anything contained in these Articles, the Company shall as soon as practicable and on a regular basis record in the principal Register all removals of Shares effected on any branch Register and shall at all times maintain the principal Register and all branch Registers in all respects in accordance with the Companies Act.

(c) Notwithstanding anything contained in these Articles, the Company shall as soon as practicable and on a regular basis record in the ~~principal~~ Principal Register all removals of Shares effected on any ~~branch~~ Branch Register and shall at all times maintain the ~~principal~~ Principal Register and all ~~branch~~ Branch Registers in all respects in accordance with the Companies Act.

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Article 46

Upon every transfer of Shares, the certificate in respect thereof held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him as provided in Article 18, and if any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him as provided in Article 18. The Company shall retain the instrument of transfer.

Article 46

Upon every transfer of Shares, the certificate in respect thereof held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him as provided in Article ~~1818~~, and if any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him as provided in Article ~~1818~~. The Company shall retain the instrument of transfer.

Article 47 The registration of transfers may be suspended when the Register is closed in accordance with Article 17(d).	Article 47 The registration of transfers may be suspended when the Register is closed in accordance with Article ~~1717~~(d).

Article 50

If the person becoming entitled to a Share pursuant to Article 49 shall elect to be registered himself as the holder of such Share, he shall deliver or send to the Company a notice in writing signed by him, at (unless the Board otherwise agrees) the Registration Office, stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such Share to his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the Shareholder had not occurred and the notice or transfer were a transfer executed by such Shareholder.

Article 50

If the person becoming entitled to a Share pursuant to Article ~~4949~~ shall elect to be registered himself as the holder of such Share, he shall deliver or send to the Company a notice in writing signed by him, at (unless the Board otherwise agrees) the Registration Office, stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such Share to his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the Shareholder had not occurred and the notice or transfer were a transfer executed by such Shareholder.

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Article 51

A person becoming entitled to a Share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, the Board may, if it thinks fit, withhold the payment of any Dividend payable or other advantages in respect of such Share until such person shall become the registered holder of the Share or shall have effectually transferred such Share, but, subject to the requirements of Article 80 being met, such a person may vote at general meetings of the Company.

Article 51

A person becoming entitled to a Share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, the Board may, if it thinks fit, withhold the payment of any Dividend payable or other advantages in respect of such Share until such person shall become the registered holder of the Share or shall have effectually transferred such Share, but, subject to the requirements of Article ~~8092~~ being met, such a person may vote at general meetings of the Company.

Article 52

If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 34, serve notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

Article 52

If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article ~~3434~~, serve notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

Treasury (newly added)

Article 62

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

Article 63

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

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Article 64
The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and
(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

Article 65 (newly added) Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

Article 62

Other than the year of the Company’s adoption of these Articles, in each financial year during the Relevant Period, the Company shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. The Company shall hold the annual general meeting within six months after the end of its financial year. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint. A meeting of the Shareholders or any class thereof.

Article 66.

62. Other than the year of the Company’s adoption of these Articles, in each financial year during the Relevant Period, the Company shall hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it. The Company shall hold the annual general meeting within six months after the end of its financial year. The annual general meeting shall be held in the Relevant Territory or elsewhere as may be determined by the Board and at such time and place as the Board shall appoint. A meeting of the Shareholders or any class thereof may determine.

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Article 67 (newly added)

The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by either one or both of the following: (i) physical attendance at a location (the “Meeting Location”) or locations (the “Meeting Locations”) as determined by the Board in its absolute discretion and (ii) virtual attendance by means of electronic facilities as determined by the Board in its absolute discretion. Without prejudice to any other provision of these Articles, any Shareholder or any proxy physically attending in any such way and any Shareholder or any proxy virtually attending in any electronic meeting or any hybrid meeting in any such way is deemed to be present at and shall be counted in the quorum of the meeting.

Article 68 (newly added)
All general meetings are subject to the following:

(a)	where all the Shareholders or their proxies physically attend at more than one Meeting Location, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;
(b)	in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Meeting Location or, if there is more than one Meeting Location, the Principal Meeting Place;
(c)	in the case of an electronic meeting, the meeting shall be treated as having commenced if it has commenced at the place where the chair of such meeting is physically present;
(d)

Shareholders present in person or by proxy at a Meeting Location and/or Shareholders or their proxies virtually attending any electronic meeting or hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that, where applicable, the chair of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders attending and participating at a meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

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(e)	subject to Article 70, where Shareholders (and any of their proxies) attend a meeting by being present at one of the Meeting Locations and/or where Shareholders (and any of their proxies) virtually attend any electronic meeting or hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Shareholders or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting;
(f)	if there is more than one Meeting Location, the provisions of these Articles concerning the service and giving of notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and
(g)	in the case of an electronic meeting or (unless Article 68(f) applies) a hybrid meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

Article 69 (newly added)

The Board and, at any general meeting, the chair of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any other Meeting Location and/or any electronic meeting or a hybrid meeting (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements.

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Article 70 (newly added)

If it appears to the chair of the general meeting that:

(a) the electronic facilities at the Principal Meeting Place or at any other Meeting Location at which the meeting may be attended have become inadequate for the purposes of conducting the meeting or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting;

(b) in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate;

(c) it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d) there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting,

then without prejudice to any other power which the chair of the meeting may have under these Articles or at common law, the chair may, at their absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

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Article 71 (newly added)

The Board and, at any general meeting, the chair of the meeting may make any arrangement, determine and/or implement any requirements, procedures or measures which the Board or the chair of the meeting, as the case may be, considers appropriate to ensure the security and facilitate the orderly and effective conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, and determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements or requirements may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

Article 72 (newly added)

All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 70, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

Article 73

may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence at such meetings.

Article 73

Without prejudice to Articles 67 to 72, a meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall be deemed to constitute presence at such ~~meetings.~~ meeting

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Article 63 All general meetings other than annual general meetings shall be called extraordinary general meetings.

Article 74 ~~63~~

All general meetings other than annual general meetings shall be called extraordinary general meetings. All general meetings (including an annual general meeting or any adjourned meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 67, as a hybrid meeting or as an electronic meeting, as may be determined by the Board.

Article 64

The Board may, whenever it thinks fit, convene an extraordinary general meeting. Extraordinary general meetings shall also be convened and resolutions to a meeting agenda shall be added on the requisition of one or more Shareholders holding, at the date of deposit of the requisition, one tenth or more of the paid up capital of the Company having the right of voting at general meetings, on a one vote per Share basis, in the share capital of the Company. Such requisition shall be made in writing to the Board or the Secretary for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Such meeting shall be held within two Months after the deposit of such requisition. If within 21 days of such deposit, the Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Article 75 ~~64~~

The Board may, whenever it thinks fit, convene an extraordinary general meeting. Extraordinary general meetings shall also be convened ~~and resolutions to a meeting agenda shall be added~~ on the requisition of one or more Shareholders holding, at the date of deposit of the requisition, not less than one tenth ~~or more~~ of the ~~paid up capital of the Company having the right of voting at general meetings~~ voting rights, on a one vote per Share basis, in the share capital of the Company. Such requisition shall be made in writing to the Board or the Secretary for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Such meeting shall be held within two Months after the deposit of such requisition. If within 21 days of such deposit, the Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company. The requisitionist(s) may add resolutions to the agenda of a general meeting requisitioned under this Article.

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Article 65

An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day, the hour and the agenda of the meeting and particulars of the resolutions to be considered at that meeting and in case of special business (as defined in Article 67), the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly is so agreed:

Article 76 ~~65~~

An annual general meeting of the Company shall be called by at least 21 days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify (i) the ~~place, the day, the hour~~ time, date and ~~the~~ agenda of the meeting ~~and~~ (ii) save for an electronic meeting, the place of the meeting and if there is more than one Meeting Location as determined by the Board pursuant to Article 67, the principal place of the meeting (such principal place of the meeting being the “Principal Meeting Place”), (iii) if the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (iv) particulars of the resolutions to be considered at that meeting and in the case of special business (as defined in Article ~~6778~~), the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the HK Stock Exchange that reasonable written notice can be given in less time, and it is so agreed:

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Article 67

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of Dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheets;

(c) the election of Directors in place of those retiring;

(d) the appointment of Auditors;

(e) the fixing of, or the determining of the method of fixing of the remuneration of the Directors and of the Auditors;

(f) the granting of any mandate or authority to the Board to offer, allot, grant options over, or otherwise dispose of the unissued Shares representing not more than 20% (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to paragraph

(vii) of this Article; and

(g) the granting of any mandate or authority to the Board to repurchase securities of the Company.

Article 78 ~~67~~

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of Dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheets;

(c) the election of Directors in place of those retiring;

(d) the appointment of Auditors;

(e) the fixing of, or the determining of the method of fixing of the remuneration of the Directors and of the Auditors;

(f) the granting of any mandate or authority to the Board to offer, allot, grant options over, or otherwise dispose of the unissued Shares representing not more than 20% (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to paragraph (~~vii~~g) of this Article; and

(g) the granting of any mandate or authority to the Board to repurchase securities of the Company.

Article 69

If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the Shareholder or the Shareholders present in person (or, in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and entitled to vote shall be a quorum and may transact the business for which the meeting was called.

Article 80 ~~69~~

If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place (where applicable) as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the Shareholder or the Shareholders present in person (or, in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy and entitled to vote shall be a quorum and may transact the business for which the meeting was called.

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Article 82 (newly added)

The chairman of a general meeting (be it a physical meeting, a hybrid meeting or an electronic meeting) may attend, preside as chair at, and conduct proceedings of, such meeting by means of electronic facilities.

Article 71

The chairman of the meeting may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to as the meeting shall determine. Whenever a meeting is adjourned for 14 days or more, at least seven clear days’ notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no notice of an adjournment or of the business to be transacted at any adjourned meeting needs to be given nor shall any Shareholder be entitled to any such notice. No business shall be transacted at an adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Article 83 ~~71~~

~~The~~ Subject to Article 70, the chairman of the meeting may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time (or indefinitely) and from place to place and from one form to another (such as a physical meeting, a hybrid meeting or an electronic meeting) as the meeting shall determine. Whenever a meeting is adjourned for 14 days or more, at least seven clear days’ notice, specifying ~~the place, the day and the hour of the adjourned meeting~~ details set out in Article 76 shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no notice of an adjournment or of the business to be transacted at any adjourned meeting needs to be given nor shall any Shareholder be entitled to any such notice. No business shall be transacted at an adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

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Article 72

At any general meeting a resolution put to the vote of the meeting shall be decided by poll save that the chairman of the meeting may, pursuant to the Listing Rules, allow a resolution to be voted by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by:

Article 84 ~~72~~

At any general meeting a resolution put to the vote of the meeting shall be decided by poll save that the chairman of the meeting may, pursuant to the Listing Rules, allow a resolution to be voted by a show of hands. Where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded by:

(a) at least two Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(b) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing one-tenth or more of the total voting rights, on a one vote per Share basis, of all the Shareholders having the right to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

(a) at least two Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(b) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth ~~or more~~ of the total voting rights, on a one vote per Share basis, of all the Shareholders having the right to vote at the meeting; or

(c) any Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

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Article 74

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place as the chairman of the meeting directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. In the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 72, the demand for a poll may be withdrawn, with the consent of the chairman of the meeting, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is the earlier.

Article 86 ~~74~~

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets or other electronic means) and at such time and place as the chairman of the meeting directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. In the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article ~~7284~~, the demand for a poll may be withdrawn, with the consent of the chairman of the meeting, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is the earlier.

Article 80

Any person entitled under Article 51 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such Shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

Article 92 ~~80~~

Any person entitled under Article ~~5151~~ to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such Shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

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Article 86

No appointment of a proxy shall be valid unless it names the person appointed and his appointor. The Board may, unless it is satisfied that the person purporting to act as proxy is the person named in the relevant instrument for his appointment and the validity and authenticity of the signature of his appointor, decline such person’s admission to the relevant meeting, reject his vote or, in the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article 72, his demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Directors or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.

Article 98 ~~86~~

No appointment of a proxy shall be valid unless it names the person appointed and his appointor. The Board may, unless it is satisfied that the person purporting to act as proxy is the person named in the relevant instrument for his appointment and the validity and authenticity of the signature of his appointor, decline such person’s admission to the relevant meeting, reject his vote or, in the event that a poll is demanded after the chairman of the meeting allows a show of hands pursuant to Article ~~7284~~, his demand for a poll and no Shareholder who may be affected by any exercise by the Board of its power in this connection shall have any claim against the Directors or any of them nor may any such exercise by the Board of its powers invalidate the proceedings of the meeting in respect of which they were exercised or any resolution passed or defeated at such meeting.

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Clause provision before amendments	Clause provision after amendments

Article 100 (newly added)

(a) The Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information referred to in this Article is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
(a) Where a Shareholder is a Clearing House (or its nominee(s)), it may (subject to Article 93) authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of Shareholders, provided that if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. A person so authorised pursuant to the provisions of this Article shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if such person were an individual Shareholder, including the right to speak and vote individually on a show of hands.

(b) Where a Shareholder is a Clearing House (or its nominee(s)), it may (subject to Article 93) authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of Shareholders, or at any meeting of the creditors of the Company provided that if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. A person so authorised pursuant to the provisions of this Article shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if such person were an individual Shareholder, including the right to speak and vote individually on a show of hands.

Article 103

Notwithstanding Articles 100, 101 and 102, the remuneration of a managing director, joint managing director, deputy managing director or an executive director or a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director.

Article 115 ~~103~~

Notwithstanding Articles 100~~112~~, 101~~113~~ and 102~~114~~, the remuneration of a managing director, joint managing director, deputy managing director or an executive director or a Director appointed to any other office in the management of the Company may from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Director.

Article 104 (c) Article 104 (a) and (b) shall only apply during the Relevant Period.	Article 116 ~~104~~ (c) Article ~~1041~~16(a) and (b) shall only apply during the Relevant Period.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
Article 105 (g) if he shall be removed from office by an Ordinary Resolution of the Company under Article 114; or	Article 117 ~~105~~ (g) if he shall be removed from office by an Ordinary Resolution of the Company under Article ~~114126~~; or

Article 111

The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director. Any Director so appointed shall be subject to retirement by rotation pursuant to Article ~~108120~~.

Article 123 ~~111~~

The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an additional Director. Any Director so appointed shall be subject to retirement by rotation pursuant to Article ~~108120~~.

Article 122

The Board may from time to time appoint any one or more of them to the office of managing director, joint managing director, deputy managing director or other executive director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article ~~1031~~15.

Article 134 ~~122~~

The Board may from time to time appoint any one or more of them to the office of managing director, joint managing director, deputy managing director or other executive director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article ~~1031~~15.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 175

(b) Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors’ report and a copy of the Auditors’ report thereon, shall, not less than 21 days before the date of the meeting be delivered or sent by post together with the notice of annual general meeting to every Shareholder and every Debenture Holder of the Company and every other person entitled to receive notices of general meetings of the Company under the provisions of these Articles, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or Debentures, but any Shareholder or Debenture Holder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the Shares or Debentures or other securities of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange or market, there shall be forwarded to such stock exchange or market such number of copies of such documents as may for the time being be required under its regulations or practice.

Article 187 ~~175~~

(b) Subject to paragraph (c) below, every balance sheet of the Company shall be signed on behalf of the Board by two of the Directors and a copy of every balance sheet (including every document required by law to be comprised therein or annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a copy of the Directors’ report and a copy of the Auditors’ report thereon, shall, not less than 21 days before the date of the meeting be delivered or sent ~~by post~~ in accordance with Article 192(b) together with the notice of annual general meeting to every Shareholder and every Debenture Holder of the Company and every other person entitled to receive notices of general meetings of the Company under the provisions of these Articles, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or Debentures, but any Shareholder or Debenture Holder to whom a copy of those documents has not been sent shall be entitled to receive a copy free of charge on application at the Head Office or the Registration Office. If all or any of the Shares or Debentures or other securities of the Company shall for the time being be (with the consent of the Company) listed or dealt in on any stock exchange or market, there shall be forwarded to such stock exchange or market such number of copies of such documents as may for the time being be required under its regulations or practice.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 176

(a) The Company shall at each annual general meeting appoint one or more firms of auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board, but if an appointment is not made, the Auditors in office shall continue in office until a successor is appointed. A Director, officer or employee of any such Director, officer or employee shall not be appointed Auditors of the Company. The Board may fill any casual vacancy in the office of Auditors, but while any such vacancy continues the surviving or continuing Auditors (if any) may act. The appointment, removal and remuneration of the Auditors must be approved by a majority of the Company’s Shareholders in the annual general meeting or by other body that is independent of the Board.

Article 188 ~~176~~

(a) The Company shall at each annual general meeting appoint one or more firms of auditors to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board, but if an appointment is not made, the Auditors in office shall continue in office until a successor is appointed. A Director, officer or employee of any such Director, officer or employee shall not be appointed Auditors of the Company. The Company in general meeting or a body that is independent of the Board may fill any casual vacancy in the office of Auditors, but while any such vacancy continues the surviving or continuing Auditors (if any) may act. The appointment, removal and remuneration of the Auditors must be approved by a majority of the Company’s Shareholders in ~~the annual~~ a general meeting or by ~~other~~ another body that is independent of the Board, and the remuneration of any Auditors appointed to fill any casual vacancy may be fixed by the Company in general meeting or by a body that is independent of the Board.

(b) The Shareholders may, at any general meeting convened and held in accordance with these Articles, remove the Auditors by ~~Special~~ Ordinary Resolution at any time before the expiration of the term of office and shall, by Ordinary Resolution, at that meeting appoint new auditors in its place for the remainder of the term. A body that is independent of the Board may also remove the Auditor by a simple majority vote before the expiration of the term of office and shall by a simple majority vote appoint new

Auditor in its place for the remainder of the term.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 180

(b) Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles (including any corporate communications within the meaning ascribed thereto under the Listing Rules) may be served on or delivered to any Shareholder either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such Shareholder at his registered address as appearing in the register or by leaving it at that address addressed to the Shareholder or by any other means authorised in writing by the Shareholder concerned or (other than share certificate) by publishing it by way of advertisement in the Newspapers. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Companies Act and the Listing Rules, a notice or document may be served or delivered by the Company to any Shareholder by electronic means to such address as may from time to time be authorised by the Shareholder concerned or by publishing it on a website both the Company’s and the Stock Exchange’s websites and notifying the Shareholder concerned that it has been so published.

Article 192 ~~180~~

(b) Except where otherwise expressly stated, any notice or document to be given to or by any person pursuant to these Articles (including any corporate communications within the meaning ascribed thereto under the Listing Rules) may be served on or delivered to any Shareholder either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such Shareholder at his registered address as appearing in the ~~register~~ Register or by leaving it at that address addressed to the Shareholder or by any other means authorised in writing by the Shareholder concerned or (other than share certificate) by publishing it by way of advertisement in the Newspapers. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the ~~register~~ Register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to applicable laws (including the Companies Act and the Listing Rules), a notice or document may be served or delivered by the Company to any Shareholder by electronic means to such address as may from time to time be authorised by the Shareholder concerned or by publishing it on a website both the Company’s and the Stock Exchange’s websites and notifying the Shareholder concerned that it has been so published.

(c) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

(c) Any such notice or document may be served or delivered by the Company by reference to the ~~registerRegister~~ as it stands at any time not more than fifteen days before the date of service or delivery. No change in the ~~registerRegister~~ after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 181

(a) Any Shareholder whose registered address is outside the Relevant Territory may notify the Company in writing of an address in the Relevant Territory which for the purpose of service of notice shall be deemed to be his registered address. Where the registered address of the Shareholder is outside the Relevant Territory, notice, if given through the post shall be sent by prepaid airmail letter where available.

Article 193 ~~181~~

(a) Any Shareholder whose registered address is outside the Relevant Territory may notify the Company in writing of (i) an address in the Relevant Territory which for the purpose of service of notice shall be deemed to be ~~his~~ their registered address or (ii) an electronic address for the purpose of service of notice. Where the registered address of the Shareholder is outside the Relevant Territory, notice, (i) if given through the post to the registered address which is outside the Relevant Territory, shall be sent by prepaid airmail letter where available, or (ii) if served by electronic means, shall be sent in accordance with Article 198(b).

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
b) Any Shareholder who fails (and, where a Share is held by joint holders, where the first joint holder named on the register Register fails) to supply his registered address or a correct registered address or a correct and functional electronic address, to the Company for service of notices and documents on him shall not (and where a Share is held by joint holders, none of the other joint holders whether or not they have supplied a registered address shall) be entitled to service of any notice or documents by them Company and any notice or document which is otherwise required to be served on him may, if the Board in its absolute discretion so elects (and subject to them re-electing otherwise from time to time), be served, in the case of notices, by displaying a copy of such notice conspicuously at the Registered Office and the Head Office or, if the Board sees fit, by advertisement in the Newspapers, and, in the case of documents, by posting up a notice conspicuously at the Registered Office and the Head Office addressed to such Shareholder which notice shall state the address within the Relevant Territory at which he served in the manner so described which shall be sufficient service as regards Shareholders with no registered or incorrect addresses, provided that nothing in this paragraph (b) shall be construed as requiring the Company to serve any notice or document on any Shareholder with no or an incorrect registered address for the service of notice or document on him or on any Shareholder other than the first named on the register of members of the Company.

(b) Any Shareholder who fails (and, where a Share is held by joint holders, where the first joint holder named on the ~~register~~ Register fails) to supply ~~his~~ their registered address or a correct registered address or, in the case of electronic communications, fails to supply their electronic address or a correct and functional electronic address, to the Company for service of notices and documents on ~~him~~ such Shareholder shall not (and where a Share is held by joint holders, none of the other joint holders whether or not they have supplied a registered address shall) be entitled to service of any notice or documents by them Company and any notice or document which is otherwise required to be served on ~~him~~ such Shareholder may, if the Board in its absolute discretion so elects (and subject to them re- electing otherwise from time to time), be served, in the case of notices, by displaying a copy of such notice conspicuously at the Registered Office and the Head Office or, if the Board sees fit, by advertisement in the Newspapers, and, in the case of documents, by posting up a notice conspicuously at the Registered Office and the Head Office addressed to such Shareholder which notice shall state the address within the Relevant Territory at which ~~he~~ such Shareholder may obtain a copy of the relevant document, or by displaying or otherwise making available the relevant notice or document on the Company’s website and stating the address within the Relevant Territory at which such Shareholder may obtain a copy of the notice or the document. Any notice or document served in the manner so described ~~which~~ shall be sufficient service as regards Shareholders with no registered or incorrect addresses, or in the case of electronic communications, no or an incorrect or a non- functional electronic address, provided that nothing in this paragraph (b) shall be construed as requiring the Company to serve any notice or document on any Shareholder with no or an incorrect registered address for the service of notice or document on ~~him~~ such Shareholder or on any Shareholder other than the first named on ~~the register of members of the Company~~ Register.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments
(c) If on three consecutive occasions notices or other documents have been sent through the post to any Shareholder (or, in the case of joint holders of a share, the first holder named on the register Register) at his registered address but have been returned undelivered, such Shareholder (and, in the case of joint holders of a Share, all other joint holders of the share) shall not thereafter be entitled to receive or be served (save as the Board may elect otherwise pursuant to paragraph (b) of this Article) and shall be deemed to have waived the service of notices and other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices on him.

(c) If on three consecutive occasions notices or other documents have been sent through the post to any Shareholder (or, in the case of joint holders of a share, the first holder named on the ~~register~~ Register) at ~~his~~ the registered address of such Shareholder or by electronic means to the electronic address of such Shareholder but have been returned undelivered, such Shareholder (and, in the case of joint holders of a Share, all other joint holders of the share) shall not thereafter be entitled to receive or be served (save as the Board may elect otherwise pursuant to paragraph (b) of this Article) and shall be deemed to have waived the service of notices and other documents from the Company until ~~he~~ such Shareholder shall have communicated with the Company and supplied in writing a new registered address or a new electronic address for the service of notices on ~~him~~ such Shareholder.

(newly added)

(d) Notwithstanding any election by a Shareholder from time to time to receive any notice or document through electronic means, such Shareholder may, at any time, require the Company to send to such Shareholder, in addition to an electronic copy thereof, a printed copy of any notice or document which such Shareholder is entitled to receive in such person’s capacity as a Shareholder.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 194 ~~182~~

Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the Shareholder concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or ~~on a website~~ (to the extent permitted by applicable laws) shall be deemed to have been served or delivered on the day it was so published. Any notice or other document published on a website or websites (other than pursuant to Article 193(b)) shall be deemed to have been served or delivered on the date that the Shareholder concerned is notified that it has been so published.

Article 183

A notice or document may be given by the Company to the person entitled to a Share in consequence of the death, mental disorder, bankruptcy or liquidation of a Shareholder by sending it through the post in a prepaid envelope or wrapper addressed to him by name, or by the title of representative of the deceased, the trustee of the bankrupt or the liquidator of the Shareholder, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice or document in any manner in which the same might have been given if the death, metal disorder, bankruptcy or winding up had not occurred.

Article 195 ~~183~~

A notice or document may be given by the Company to the person entitled to a Share in consequence of the death, mental disorder, bankruptcy or liquidation of a Shareholder by sending it via electronic means or through the post in a prepaid envelope or wrapper addressed to him by name, or by the title of representative of the deceased, the trustee of the bankrupt or the liquidator of the Shareholder, or by any like description, at the electronic or postal address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such ~~an~~ electronic or postal address has been so supplied) by giving the notice or document in any manner in which the same might have been given if the death, ~~metal~~ mental disorder, bankruptcy or winding up had not occurred.

APPENDIX III	PROPOSED AMENDMENTS

Clause provision before amendments	Clause provision after amendments

Article 184

184. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any Share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly served to the person from whom he derives his title to such share.

Article 196 ~~184~~

184. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any Share shall be bound by every notice in respect of such share which prior to his name and address being entered on the ~~register~~ Register shall have been duly served to the person from whom he derives his title to such share.

Article 185

Any notice or document delivered or sent by post to, or left at the registered address of any Shareholder in pursuance of these Articles, shall notwithstanding that such Shareholder be then deceased, bankrupt or wound up and whether or not the Company has notice of his death, bankruptcy or winding up, be deemed to have duly served in respect of any registered Shares whether held solely or jointly with other persons by such Shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such Shares.

Article 197 ~~185~~

Any notice or document delivered or sent by post ~~to~~ or by electronic communications to any Shareholder, or published on both the Company’s website and the website of the HK Stock Exchange where a notice of such publication has been sent by post or by electronic communications to any Shareholder, or left at the registered address of any Shareholder in pursuance of these Articles, shall notwithstanding that such Shareholder be then deceased, bankrupt or wound up and whether or not the Company has notice of his death, bankruptcy or winding up, be deemed to have duly served in respect of any registered Shares whether held solely or jointly with other persons by such Shareholder until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such Shares.

Article 188 Subject to the Companies Act, a resolution that the Company be wound up by the Court or be wound up voluntarily shall be passed by way of a Special Resolution.	Article 200 ~~188~~ Subject to the Companies Act, a resolution that the Company be wound up by the Court or be wound up voluntarily which shall be passed by way of a Special Resolution.

NOTICE OF ANNUAL GENERAL MEETING

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the AGM of Ascentage Pharma Group International (the “Company”) will be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 20, 2026 at 10:00 a.m. to transact the following business. In this notice, unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company (the “Circular”) dated April 28, 2026.

ORDINARY RESOLUTIONS

1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2025.

2.	(a)	To re-elect Dr. Wang Shaomeng as a Non-Executive Director.

(b)	To re-elect Dr. Lu Simon Dazhong as a Non-executive Director.

(c)	To re-elect Dr. David Sidransky as an Independent Non-executive Director.

3.	To authorize the Board to fix the Directors’ remuneration.

4.	To re-appoint Ernst & Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.

5.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined below) to allot, issue and deal with the Shares (including sale or transfer of Treasury Shares (has the same meaning ascribed to it under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), if any) and to make or grant offers, agreements and options which would or might require the exercise of such powers;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the mandate in paragraph (a) above shall authorize the directors of the Company to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to the mandate in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of the conversion rights attaching to any convertible securities issued by the Company;

(iii)	an issue of Shares pursuant to any restricted share unit scheme adopted by the Company;

(iv)	any adjustment of rights to subscribe for shares under any options and warrants or a special authority granted by the shareholders of the Company; or

(v)	the exercise of any subscription rights which may be granted under any share option scheme or similar arrangement for the time adopted by the Company,

shall not exceed 20% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution), and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares or any class of Shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase the Shares on the Stock Exchange or any other stock exchange on which Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time;

(b)	the total number of Shares to be repurchased by the Company pursuant to the mandate in paragraph (a) above shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing this resolution), and the said mandate shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

7.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT conditional upon the passing of the resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements, and options which might require the exercise of such power pursuant to the resolution set out in item 5 of the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate number of Shares repurchased by the Company under the mandate granted pursuant to the resolution set out in item 6 of the Notice, provided that such amount shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution).”

SPECIAL RESOLUTION

8.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as a special resolution of the Company:

“THAT:

(a)	the proposed amendments to the existing Memorandum and Articles of Association of the Company as set out in the Appendix III (the “Proposed Amendments”) to the circular of the Company dated April 28, 2026 be and are hereby approved and adopted;

(b)	the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”), which incorporate all of the Proposed Amendments, a copy of which has been produced to the meeting and marked “A”, and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with effect immediately from the close of the meeting; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	(i) any one of the Directors be and is hereby authorised to do all such acts and things as may be necessary or expedient in order to give effect to the Proposed Amendments and the proposed adoption of the Third Amended and Restated Memorandum and Articles of Association and to make such filing with the Registrar of Companies in Hong Kong that is necessary in connection with this resolution; and (ii) the Company’s registered office provider be and is hereby authorised and instructed to make such filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution.”

By Order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, The People’s Republic of China, April 28, 2026

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	All resolutions at the AGM will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Listing Rules. The results of the poll will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com) in accordance with the Listing Rules.

2.	Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.

3.	In case of joint holders of shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

4.	In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://spot-emeeting.tricor.hk/) by using the username and password provided on the notification letter sent by the Company not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 18, 2026) or the adjourned meeting (as the case may be). Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the AGM and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

5.	For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 15, 2026 to May 20, 2026, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 14, 2026.

6.	With regard to the ordinary resolution in item 2 of this notice, Dr. Wang Shaomeng, Dr. Lu Simon Dazhong and Dr. David Sidransky will retire by rotation at the AGM and, being eligible, will offer themselves for re-election at the AGM. Details of the above retiring Directors of the Company seeking re-election are set out in Appendix I to the Circular.

7.	An explanatory statement containing information regarding the ordinary resolution in item 6 of this notice is set out in Appendix II to the Circular.

As at the date of this notice, the Board of Directors of the Company comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.